
April 14, 2022

Albert Bourla
Chairman and Chief Executive Officer
PFIZER INC
235 East 42nd Street
New York, New York 10017

      Re: PFIZER INC
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed February 25, 2021
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 24, 2022
           File No. 001-03619

Dear Mr. Bourla:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences